

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Metsera, Inc.
3 World Trade Center
175 Greenwich Street
New York, NY 10007

      **Re:**    **Metsera, Inc.**
              **Amendment No. 1 Registration Statement on Form S-1**
              **Exhibit Nos. 2.1, 10.13, 10.14, 10.15, 10.17, 10.18, 10.19, 10.20, 10.21**
              **Filed January 27, 2025**
              **File No. 333-284225**

Dear Christopher Whitten Bernard:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences